SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO I/A
(Rule 13e-4)
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIRENZA MICRODEVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

82966T106
(CUSIP Number of Class of Securities of Underlying Common Stock)

Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
522 Almanor Avenue
Sunnyvale, California 94085
(408) 616-5400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,493,089	$505.36

*
Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 2,906,396 shares of common stock of Sirenza Microdevices, Inc. having an aggregate value of $5,493,089 as of August 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $505.36
Form or Registration No.: Schedule TO-I
Filing party: Sirenza Microdevices, Inc.
Date filed: August 20, 2002

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2002 (the “Schedule TO”), relating to our offer to exchange eligible options outstanding under Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan (the “1998 Stock Plan”) to purchase shares of the Company’ Common Stock, par value $0.001 per share, held by eligible employees for new options that will be granted under the 1998 Stock Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated August 20, 2002, the related memorandum from Robert Van Buskirk, the election form, the notice to change election from accept to reject and the form of promise to grant new stock options, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3), (a)(4) and (a)(5), respectively (together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 12.    Exhibits.

(a)	(1	)*	Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

	(2	)*	Memorandum from Robert Van Buskirk to Sirenza’s employees dated August 20, 2002.

	(3	)*	Election Form.

	(4	)*	Notice to Change Election from Accept to Reject.

	(5	)*	Form of Promise to Grant New Stock Option.

	(6	)*	Time Line for Option Exchange

(7)
Sirenza Microdevices, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

	(8)		Sirenza Microdevices, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

	(9)		Press Release dated August 21, 2002.

(b)	Not applicable.

(d)	(1)
Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan and form of agreement thereunder incorporated by reference to Sirenza’s Registration Statement on Form S-1 (File No. 333-31382), declared effective by the Securities and Exchange Commission on May 24, 2000.

	(2	)*	Sirenza Microdevices, Inc. 1998 Stock Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I dated August 20, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/A is true, complete and correct.

SIRENZA MICRODEVICES, INC.

/s/ ROBERT VAN BUSKIRK
President and Chief Executive Officer

Date: August 21, 2002

INDEX TO EXHIBITS

(a)	(1	)*	Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

	(2	)*	Memorandum from Robert Van Buskirk to Sirenza’s employees dated August 20, 2002.

	(3	)*	Election Form.

	(4	)*	Notice to Change Election from Accept to Reject.

	(5	)*	Form of Promise to Grant New Stock Option.

	(6	)*	Time Line for Option Exchange

(7)
Sirenza Microdevices, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

	(8)		Sirenza Microdevices, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

	(9)		Press Release dated August 21, 2002.

(b)	Not applicable.

(d)	(1)
Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan and form of agreement thereunder incorporated by reference to Sirenza’s Registration Statement on Form S-1 (File No. 333-31382), declared effective by the Securities and Exchange Commission on May 24, 2000.

	(2	)*	Sirenza Microdevices, Inc. 1998 Stock Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I dated August 20, 2002.